SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

The IFRS financial statements and the appendix titled “Effects of Transition to IFRS” in this Form 6-K of the registrant are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: November 21, 2012

Press Release

For Immediate Release

OTI Reports First Nine Months 2012 Financial Results

Rosh Pina, Israel – November 21, 2012 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV), a global leader in contactless technology that designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, NFC, payment, petroleum and loyalty applications based on its extensive patent and IP portfolio, today announced its results for the three and nine month periods ended September 30, 2012.

Financial Highlights for the Three and Nine Months Periods Ended September 30, 2012:

•
Total revenues increased by 9% for the three months ended September 30, 2012 to $9.3 million from $8.5 million for the three months ended September 2011. Total revenues for the nine months ended September 30, 2012 decreased by 16% to $29.7 million from $35.2 million for the first nine months of 2011

•
Gross margin for the third quarter of 2012 was 55% compared to 45% for the same period last year.  Gross margin for the nine months ended September 30, 2012 was 52%, compared to 49% for the same period in 2011

•
Operating expenses for Q3 2012 decreased by 7% to $7.0 million from $7.5 million for same period last year. Operating expenses for the first nine months of 2012 decreased by 4% to $22.2 million from $23.1 million for the first nine months of 2011

•
Net loss attributable to shareholders for Q3 2012 decreased by 48% to $1.9 million from $3.6 million last year. Net loss attributable to shareholders for the first nine months of 2012 $7.6 million, from $5.9 million last year

•	Adjusted EBITDA loss for Q3 2012 of $1.0 million from $2.8 million last year. Adjusted EBITDA loss for the first nine months of 2012 was $4.7 million, from $2.8 million last year
•	Cash, cash equivalents and short-term investments of $20 million as of September 30, 2012

Operational Highlights:

•	Order received for 17,000 NFC and Contactless Payment Readers:
—	To be deployed in Europe. Follows order of 30,000 readers in the first quarter of 2012
•	OTI and Wright Express sign a strategic cooperation agreement:
—	Five year agreement with Wright Express appoints OTI as the exclusive reseller in South Africa of Wright Express’ Quantum+ solution
•	The City of Dover, NH Selects OTI’s EasyPark™ System
—	Dover is the first city in the Northeast of the U.S. to select EasyPark for public parking needs
•	Order received for $2 Million in orders for NFC and contactless payment readers for use in the U.S.
•	OTI introduces COPNI Wave - the first plug-in solution to turn mobile phones into NFC based mobile payment devices

Oded Bashan, Chairman and CEO of OTI, commented: “our nine months results are in line with our expectations, as previously communicated.”

Mr. Bashan continued: “the actions of the dissident shareholders are causing major disruption in running our day to day operations. This situation hurts all of our stakeholders.”

Adoption of IFRS
Effective as of January 1, 2012, OTI adopted International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”), replacing the previous reporting standard of U.S. Generally Accepted Accounting Principles (“US GAAP”).  The comparative information for the first nine months of 2011 and as of December 31, 2011 provided herein has been restated to reflect the retrospective application of IFRS from the beginning of 2011.  An explanation of how the transition from US GAAP to IFRS has affected OTI’s financial results is set out in the Appendix attached hereto.

Use of Non-IFRS Financial Information
This press release contains certain non-IFRS measures, namely, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization ("Adjusted EBITDA”).

Adjusted EBITDA represents earnings before interest1, income tax, depreciation and amortization, and further eliminates the effect of share-based compensation expense.

OTI believes that Adjusted EBITDA should be considered in evaluating the Company's operations since they provide a clearer indication of OTI’s operating results.

This measure should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, Near Field communications (“NFC”), contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

OTI Contacts:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com

1 “Financial expenses”

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding existing and future orders of our products, our exclusive reseller agreement with Wright Express and establishing a presence in the U.S., the deployment of our readers across the U.S. and European markets in the coming few quarters, the success of our newly introduced COPNI Wave product and the effect of actions and claims by dissident shareholders on OTI’s business. ,  Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2011, and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

# # #
(TABLES TO FOLLOW)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30	December 31
	2012	2011
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$12,497	$12,517
Short-term investments	7,453	15,952
Trade receivables (net of allowance for doubtful
accounts of $229 and $233 as of September 30, 2012
and December 31, 2011, respectively)	7,448	11,328
Other receivables and prepaid expenses	2,375	1,947
Inventories	7,963	8,196

Total current assets	37,736	49,940

Long term restricted deposit	3,256	-

Property, plant and equipment, net	12,951	13,227

Intangible assets, net	3,438	1,886

Goodwill	485	485

Total Assets	$57,866	$65,538

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

September 30	December 31
2012	2011
(Unaudited)	(Unaudited)

Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$7,833	$6,793
Trade payables	8,040	8,441
Other current liabilities	5,055	5,730
Total current liabilities	20,928	20,964

Long-Term Liabilities
Long-term loans, net of current maturities	2,318	4,026
Employee benefits	5,639	4,064
Royalty liability to the office of the Chief Scientist, net of current maturities	3,948	3,811
Deferred tax liability	56	65
Total long-term liabilities	11,961	11,966

Total Liabilities	32,889	32,930

Liabilities related to discontinued operation	-	150

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of September 30, 2012 and
December 31, 2011; issued: 32,693,261 and 32,313,761
shares as of September 30, 2012 and December 31, 2011,
respectively; outstanding: 31,514,562 and 31,135,062 shares
as of September 30, 2012 and December 31, 2011, respectively	817	808
Additional paid-in capital	210,869	209,693
Treasury shares at cost –1,178,699 shares as of September 30, 2012
and December 31, 2011.	(2,000)	(2,000)
Accumulated other comprehensive loss	(16)	(174)
Accumulated deficit	(184,347)	(175,582)
Total Shareholder’s equity	25,323	32,745
Non-controlling interest	(346)	(287)

Total Equity	24,977	32,458

Total Liabilities and Equity	$57,866	$65,538

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

Nine months ended September 30		Three months ended September 30
2012	2011	2012	2011
(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$26,002	$31,241	$8,137	$7,243
Licensing and transaction fees	3,673	3,972	1,198	1,290

Total revenues	29,675	35,213	9,335	8,533

Cost of revenues
Cost of sales	14,298	17,919	4,168	4,668
Total cost of revenues	14,298	17,919	4,168	4,668

Gross profit	15,377	17,294	5,167	3,865
Operating expenses
Research and development	5,063	5,736	1,704	1,889
Selling and marketing	10,211	9,974	3,322	3,190
General and administrative	6,728	6,960	1,893	2,332
Amortization of intangible assets	159	410	57	126

Total operating expenses	22,161	23,080	6,976	7,537

Operating loss	(6,784)	(5,786)	(1,809)	(3,672)

Financial income (expenses), net	(834)	(40)	(124)	102

Loss before taxes on income	(7,618)	(5,826)	(1,933)	(3,570)

Taxes on income	(69)	(142)	22	(58)

Net loss	(7,687)	(5,968)	(1,911)	(3,628)

Net loss (income) attributable to noncontrolling interest	58	60	22	(5)
Net loss attributable to shareholders	$(7,629)	$(5,908)	$(1,889)	$(3,633)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.24)	$(0.19)	$(0.06)	$(0.11)

Weighted average number of ordinary shares used in
computing basic and diluted net loss per ordinary share	32,120,021	31,349,133	32,221,618	32,396,384

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-IFRS ADJUSTMENT
Reconciliation of Non-IFRS Financial Measures to IFRS Net Loss - Unaudited
 (In thousands, except share and per share data)

Nine months ended September 30		Three months ended September 30
2012	2011	2012	2011
(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

IFRS Net Loss	$(7,687)	$(5,968)	$(1,911)	$(3,628)

Financial expenses (income), net	834	40	124	(102)
Depreciation	1,049	1,193	352	398
Taxes on income	69	142	(22)	58
Amortization expenses	159	410	57	126
TOTAL EBITDA	$(5,576)	$(4,183)	$(1,400)	$(3,148)

Stock based compensation	$909	$1,432	$356	$354
TOTAL ADJUSTED EBITDA	$(4,667)	$(2,751)	$(1,044)	$(2,794)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Nine months ended September 30
	2012	2011
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(7,687)	$(5,968)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	909	1,432
Loss on sale of property and equipment	-	24
Amortization of intangible assets	159	410
Income taxes	9	12
Finance expenses (income)	508	(162)
Depreciation	1,049	1,193
	(5,053)	(3,059)

Increase in employees benefits	431	99
Decrease in deferred tax liability	(9)	(16)
Linkage differences on receivable from sale of operation	-	(102)
Decrease (increase) in trade receivables, net	3,923	(949)
Increase in other receivables and prepaid expenses	(412)	(890)
Decrease (increase) in inventories	257	(625)
Increase (decrease) in trade payables	(618)	1,621
Decrease in other current liabilities	(399)	(3,208)
	(1,880)	(7,129)
Income taxes paid	(9)	(12)
Net cash used in continuing operating activities	(1,889)	(7,141)
Net cash used in discontinued operating activities	(150)	(231)
Net cash used in operating activities	(2,039)	(7,372)

Cash flows from investing activities

Purchase of property and equipment	(630)	(1,065)
Purchase of short term investments and long term restricted deposit	(8,066)	(5,042)
Acquisitions of business operations	(100)	(400)
Increase in intangible assets	(1,338)	(856)
Proceeds from maturity and sale of short term investments	13,184	5,541
Interest received	222	193
Proceeds from sale of property and equipment	-	93
Net cash provided by (used in) continuing investing activities	3,272	(1,536)
Net cash provided by discontinued investing activities	-	1,256
Net cash provided by (used in) investing activities	3,272	(280)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	1,824	(2,070)
Proceeds from long-term bank loans	290	2,638
Repayment of long-term bank loans	(2,850)	(1,517)
Proceeds from issuance of shares, net of issuance expenses	-	16,619
Interest paid	(331)	(351)
Payments to acquire treasury shares	-	(182)
Decrease in royalty liability to the office of the chief scientist	(371)	(251)
Proceeds from exercise of options and warrants, net	9	199
Net cash provided by (used in) continuing financing activities	(1,429)	15,085
Effect of exchange rate changes on cash	176	(152)

Increase (decrease) in cash and cash equivalents	(20)	7,281
Cash and cash equivalents at the beginning of the period	12,517	15,409

Cash and cash equivalents at the end of the period	$12,497	$22,690

APPENDIX: Effects of Transition to IFRS

An explanation of how the transition from US GAAP to IFRS has affected On Track Innovations Ltd. (the “Company”) financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Exemptions from full retrospective application elected by the company:

1.	Business combinations exemption
The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2011 transition date.

2.	Share-based payment transactions
The Company has applied the share-based payment transactions exemption in IFRS 1. It has not restated neither equity instruments that were granted on or before November 7, 2002 nor equity instruments that were granted after November 7, 2002 but vested before the January 1, 2011 transition date.

The following adjustments relate to the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS reporting regime. The adjustments are presented as follows:

a.	Adjustments to the consolidated statements of financial position as of December 31, 2011.
b.	Adjustments to the consolidated statements of operations for the nine months ended September 30, 2011.
c.	The provision of explanations with respect to the above adjustments.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands, except share and per share data)

		Year ended December 31, 2011
	Note	US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
Assets

Current assets
Cash and cash equivalents		$12,517	$-	$12,517
Short-term investments		15,952	-	15,952
Trade receivables		11,328	-	11,328
Other receivables and prepaid expenses		1,947	-	1,947
Inventories		8,196	-	8,196
Total current assets		49,940	-	49,940

Severance pay deposits fund	A	1,473	(1,473)	-
Property, plant and equipment, net		13,227	-	13,227
Intangible assets, net	B	609	1,277	1,886
Goodwill		485	-	485

Total Assets		$65,734	$(196)	$65,538

* Extracted from the Company’s audited US GAAP financial statements.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands, except share and per share data)

		Year ended December 31, 2011
	Note	US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans		$6,793	$-	$6,793
Trade payables		8,441	-	8,441
Other current liabilities	E,F	5,315	415	5,730
Total current liabilities		20,549	415	20,964

Long-Term Liabilities
Long-term bank loans, net of current maturities		4,026	-	4,026
Accrued severance pay / Employee benefits	A	4,502	(438)	4,064
Royalty liability to the office of the Chief Scientist, net of current maturities	E	-	3,811	3,811
Deferred tax liability		65	-	65
Total long-term liabilities		8,593	3,373	11,966

Total Liabilities		29,142	3,788	32,930

Liabilities related to discontinued operation		150	-	150

Equity
Shareholder’s equity	A,B,E,F	36,729	(3,984)	32,745
Non-controlling interest		(287)		(287)
Total Equity		36,442	(3,984)	32,458

Total Liabilities and Equity		$65,734	$(196)	$65,538

* Extracted from the Company’s audited US GAAP financial statements.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

		Nine Months Ended September 30, 2011
	Note	US GAAP	Effect of transition to IFRS	IFRS
		(Unaudited)	(Unaudited)
Revenues
Sales		$31,241	$-	$31,241
Licensing and transaction fees		3,972	-	3,972
Total revenues		35,213	-	35,213

Cost of revenues
Cost of sales	A,C	18,067	(148)	17,919
Total cost of revenues		18,067	(148)	17,919

Gross profit		17,146	148	17,294
Operating expenses
Research and development	A,B,C	6,705	(969)	5,736
Selling and marketing	A,C	10,110	(136)	9,974
General and administrative	A,C	6,960	-	6,960
Amortization of intangible assets		410	-	410
Total operating expenses		24,185	(1,105)	23,080

Operating loss		(7,039)	1,253	(5,786)
Financial expenses, net	A,D,E,F	(269)	229	(40)
Loss before taxes on income		(7,308)	1,482	(5,826)
Taxes on income		(142)	-	(142)
Net loss		(7,450)	1,482	(5,968)
Net loss attributable to non-controlling interest		60	-	60
Net loss attributable to shareholders		$(7,390)	$1,482	$(5,908)

Notes to tables - adjustments relate to the effect of transition to reporting under IFRS:

A.	Employee benefits

Under US GAAP, the liability for severance pays for employees’ rights upon retirement was measured in accordance with the "Shut Down Method" at each balance sheet date, and the amount funded for severance pay that has been accumulated for this liability is measured based on redemption values at each balance sheet date. In addition, under US GAAP, amounts funded with severance pay funds were presented as long term investments. Under IFRS, the liability for employee benefits upon retirement is computed under the provisions of IAS 19 Employee benefits (hereafter – IAS 19). The liability for employee benefits upon retirement is measured on an actuarial basis, and takes into account, among other things, future salary raises and turnover.

The actuarial calculations were performed by an external expert.

In addition, the amount funded is measured at its fair value. The said amounts funded comprise “plan assets” as defined in IAS 19, and hence, were set off from the liability for employee benefits upon retirement for the purpose of the statement of financial position presentation.

As a result, the liability for employee benefits, before deduction of the fair value of plan assets, increased as of December 31, 2011, by $1.0 million and funds in respect of employee benefits in amounts of $1.5 million were set off against the liability for employee’s benefits as of December 31, 2011.

The Company elected as its accounting policy to recognize actuarial gains (losses) arising from the valuation of the plan, according to IAS 19, on a current basis to other comprehensive income (loss) and as result actuarial gains in the amounts of $192,000 for the period of nine months period ended September 30, 2011 were charged to equity.

Finance income in the amounts of $70,000 for the nine months period ended September 30, 2011 were charged to the statements of operations. Cost of sales increased by $52,000 for the nine month period ended September 30, 2011. Research and development expenses increased by $98,000 for the nine month period ended September 30, 2011. Selling and marketing expenses decreased by $146,000 for the nine month period ended September 30, 2011. General and administrative expenses increased by $15,000 for the nine month period ended September 30, 2011.

B.	Intangible assets

Under US GAAP, the Company expensed costs relating to research and development activities as incurred. Under IFRS costs relating to research activities are expensed as incurred. Costs relating to development activities should be capitalized if an entity can demonstrate that it has satisfied all of the conditions in IAS 38 Intangible assets (hereafter – IAS 38) for capitalization. Furthermore, IAS 38 does not permit the use of hindsight. In order to comply with the provisions of IAS 38 and to avoid retrospective reconstruction of internally generated intangible assets, the Company examined whether costs relating to development activity are eligible to capitalization only with respect to development costs that incurred after January 1, 2011. As a result the Company recognized intangible development assets in the amount of $1.3 million as of December 31, 2011.  For the nine month period ended September 30, 2011 development expenses in the amount of $924,000 were capitalized.

C.	Share-based payment transaction

The company granted to its employees awards with only service conditions that have a graded vesting schedule. Under US GAAP the Company's accounting policy with respect to the recognition of compensation costs for its awards was to recognize them on a straight line basis over the requisite period for the entire award. Under IFRS (IFRS 2 Share-Based Payment), the Company is obliged to recognize the aforementioned costs on a straight line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. As a result, as of December 31, 2011 the Company increased accumulated deficit and additional paid-in capital in the amount of $134,000 and for the nine month period ended September 30, 2011 share based compensation expenses decreased by $143,000.

D.	Short-term investments

Under US GAAP the Company classified its investments in debt securities as available for sale. The investments were stated at market value and unrealized gains and losses, were reported as a separate component of equity (accumulated other comprehensive gain or loss). Under IFRS, the Company decided to early adopt IFRS 9 Financial Instruments (hereafter – IFRS 9). According to IFRS 9 the Company examined the business model under which its investments in debt securities are held and decided that the investments are not held within a business model whose objective is to hold assets in order to collect contractual cash flows. Therefore, the Company classified its investments in debt securities as fair value through profit or loss in its IFRS financial statements. As a result, as of December 31, 2011 the accumulated deficit and the accumulated other comprehensive income were decreased in the amount of $91,000. For the nine month period ended September 30, 2011 finance income, net was decreased in the statement of operations in the amount of $232,000 and increased accumulated other comprehensive income respectively.

E.	Royalty liability to the Office of the Chief Scientist

Under U.S. GAAP, grants received from the Office of the Chief Scientist (“OCS”) were recorded as a decrease in research and development costs in the periods the grants were received. In subsequent periods, when royalties were paid or accrued, the amounts were charged to cost of revenues. Under IFRS (IAS 20R Government Grants), grants from the OCS should be recognized as a liability according to their fair value on the date of their receipt and measured according to the present value of the anticipated cash flows, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability should be reexamined each period, and any changes in the present value of the cash flows discounted at the original interest of the grant shall be recognized in the statement of operations. The difference between the amount of the grant upon its receipt and its fair value should be recognized as a decrease in research and development costs. As a result, as of December 31, 2011 the Company recognized a liability in the amount of $4.5 million and increased accordingly accumulated deficit and for the nine months period ended September 30, 2011 cost of revenues was decreased in the amount of $205,000 and finance costs were decreased in the amount of $338,000.

F.	Obligation to issue non-fixed amount of shares to a seller in a business combination transaction

As a part of the consideration paid by the Company in a business combination transaction, the Company issued shares that are subject to a lock up ("lock up shares"). According to the lock up arrangement, the final number of the "lock up shares" will be calculated according to the actual share price at the time of their release, in a mechanism that is in substance an obligation to issue a non-fixed amount of shares. Under US GAAP, the total value of the "lock up shares" was recorded in the shareholders' equity at the issuance date. Under IFRS (IAS 32 Financial Instruments: Presentation) the "lock up shares" are to be recorded as financial liability at fair value till their release from the lock up. Upon release, the liability is charged to equity.  Changes in the fair value of the financial liability are to be recorded as finance income (loss). Accordingly, as of December 2011 other current liabilities were increased in the amount of $124,000 and for the nine months period ended September 30, 2011 finance expenses, net was decreased in the amount of $53,000.